August 13, 2025

Neil Maresky
Chief Executive Officer
Psyence Biomedical Ltd.
121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

       Re: Psyence Biomedical Ltd.
           Registration Statement on Form F-3
           Filed August 6, 2025
           File No. 333-289285
Dear Neil Maresky:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
General

1. We note your registration statement relates to the resale of common shares to be issued under an equity line financing arrangement. Securities Act
Sections
       Compliance and Disclosure Interpretations Question 139.13 states that in order for shares to be registered on a resale basis under an equity line financing, the resale registration statement must be on a form that the company is eligible to use for a primary offering. Given that the aggregate market value of your common equity held by non-affiliates does not exceed the $75 million threshold specified in General
       Instruction I.B.1 of Form F-3, it does not appear that the company is eligible to use
       Form F-3 for a primary offering. Please provide us with an analysis supporting your determination that the offering may be registered on Form F-3, or amend your
 August 13, 2025
Page 2

       registration statement accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ari Edelman, Esq.